February 25, 2025

John Morgan
Chief Executive Officer
Nitches, Inc.
1333 N. Buffalo Dr., Unit 210
Las Vegas, NV 89128

       Re: Nitches, Inc.
           Form 10-K for the fiscal year ended August 31, 2023
           Filed December 7, 2023
           Amendment No. 3 to Form 10-K for the fiscal year ended August 31,
2023
           Filed February 7, 2025
           File No. 000-13851
Dear John Morgan:

       We have reviewed your February 7, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
December 20, 2024 letter.

Amendment No.3 to Form 10-K for the fiscal year ended August 31, 2023 Report of the Independent Registered Public Accounting Firm, page F-1

1. We note your response to prior comment 3 where you indicate that you engaged a new auditor to audit your fiscal year 2024 financial statements. If you had a change in auditor, you are required to report such a change within four business days after occurrence of the event by filing an Item 4.01 Form 8-K. Please file the Form 8-K accordingly.
 February 25, 2025
Page 2

       Please contact Eiko Yaoita Pyles at 202-551-3587 or Hugh West at 202-551-3872 if
you have questions regarding comments on the financial statements and related matters.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing